

OFFERING MEMORANDUM

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Proof

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Proof
State of Organization	TN
Date of Formation	01/01/2020
Entity Type	Limited Liability Company
Street Address	422 E Martin Luther King Blvd, Chattanooga TN, 37403
Website Address	https://www.proofincubator.com/

(B) Directors and Officers of the Company

Key Person	Michael Robinson
Position with the Company Title First Year	 Founder 2020
Other business experience (last three years)	https://www.linkedin.com/in/michael-robinson-191a0bb3/ Chief Operations Officer Chattanooga Whiskey 2014-2018 Entrepreneur in Residence CoLab 2018-2021 Founding partner and interim COO for Naked River Brewing 2018-Current Partner Dr. Thacher's LLC 2015-Current Founder Brewhaus Bar 2011-2015 Founder Fork & Pie bar LLC 2012-2014 Founder On the List Catering 2008-2014 Assistant Kitchen manager Outback steakhouse- 2000-2008

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Michael Robinson	45%
Maria Littlejohn	50%

(D) The Company's Business and Business Plan

Our Story

At the beginning of 2020, we set out to launch Proof as a resource hub for the food and beverage community, but we didn't know how quickly our offerings would change. At the time, we were focused on developing our brick-and-mortar model, which pairs a craft cocktail bar with a test kitchen for talented chefs and producers to test out their concepts. We had planned our grand opening for March 13, 2020, which quickly became what we like to call "our grand closing."

We quickly shifted our focus to building and distributing resources to the many hurting businesses in our community. One of these resources we developed in partnership with the Tennessee Small Business Development Center (TSBDC) office in Chattanooga called the Restaurant Recovery course. The Restaurant Recovery course was designed to help business owners and operators navigate everything from new regulations to optimizing their operations to innovating their marketing efforts. We ran the course for 4 cohorts locally in 2020 and quickly began conversations with economic development partners in markets across the Southeast to expand our reach.

Now just a year later, the course has evolved as the landscape changes—now named Restaurant Resilience—and the demand from business owners and economic development leaders for this course and similar programs and resources is exponentially growing.

And yes, we did finally open our brick-and-mortar in summer of 2020, which you can visit at 422 E. MLK Boulevard in Chattanooga, Tennessee.

Market Growth

We continue to see exponential growth each quarter as demand for our product offering grows. Developing a platform that allows us to further scale these offerings will help us continue to meet market demand.

Our Offerings

Proof focuses on education, innovation, and acceleration for producers, restaurateurs, and other food and beverage entrepreneurs through several innovative channels.

- E-learning and on demand courses
- Live presentations and Q&A with experts
- 1:1 coaching to get under the hood and work on the business
- Valuable tools, templates, and SOP's that save time and add value for operators

Business Model

Proof partners with economic development leaders across the country to provide programming and coaching for their area Food & Beverage businesses. Additionally, Proof offers a suite of services from training programs to SOP's for independent owners and operators.

- Programs/Courses: provide both revenue and critical market penetration
- Subscription Coaching: course participants (owners and operators) can opt-in after program
- On-Demand Certifications and Training

The Team

Mike Robinson, Founder

From franchises to serial entrepreneurship, Michael Robinson has spent nearly 2 decades immersed in the Food and Beverage industry. After growing and selling several successful food ventures of his own, Robinson shifted his focus to consumer goods products taking over operations for Chattanooga Whiskey as the company's COO.

More recently Robinson has been focused investing in early stage CPG companies and more importantly developing programs and curriculum for early stage consumer goods and food & beverage companies. Robinson has a deep passion for helping and guiding startups and entrepreneurs through the challenges of scaling new ventures

Mia Littlejohn, Founder

Mia studied Culinary Arts at Kendall College with a focus on community food education, food history, food writing and fermentation.

For four years Mia was a Senior Contributor and Marketing Director for The Feed Podcast Network. The Eat Feed Podcast Network is a premiere independent food podcast network celebrating culinary traditions with more than 40,000 listeners.

Mia was also the Managing Editor of DiningOut Magazine, worked as a nutrition educator for the Harlem Children's Zone and a Culinary Cocktail Consultant for Skinnygirl Cocktails, LLC.

Kaleena Goldsworthy, Program Director

Kaleena Goldsworthy is a beverage consultant and small business owner with over 7 years of high level bar and restaurant management, mentorship, and product development experience.

Throughout her career in food and beverage, she has been accepted to some of the industry's most prestigious and competitive educational and apprenticeship programs all over the world.

Stan Stout, Restaurant Coach and self-proclaimed Proof elder

Stan Stout has more than 25-Years of C-Level, leadership and consulting experience specializing in Multi-Brand Retail and Restaurant companies.

His primary focus is leading brand growth, brand turnarounds and risk assessment/mitigation. A sample of his clients: Eat Here Brands (Babalu Tacos and Tapas, Table 100, Interim Restaurant & Bar), Inspire Brands (Arby's, Sonic, Buffalo Wild Wings, Rusty Taco), Piece of Cake, 64 Holdings, Popeyes Louisiana Kitchen, McAlister's, Newks, Taco Mac, Tin Lizzy, and Sticky Fingers.

Stan is a graduate of UTC, a Certified Coach and past board member of the Georgia Restaurant Association.

Tim Moore, Communications Director

Tim Moore is our director of communications and lead on our Consumer Goods programming. Prior to joining the Proof team, Tim worked for five years in program management and communications at CO.LAB, a nonprofit entrepreneur center based in Chattanooga, TN. At CO.LAB, he was the founding project manager for the region's Consumer Goods Accelerator and led organizational efforts for Startup Week Chattanooga.

Dirk Unkle, Strategic Partnerships

Dirk Unkle has a decade of experience in sales and partnerships for high-growth companies. Prior to joining Proof, he led strategic accounts and partnerships for e-commerce company, Pricewaiter, and served as National Accounts Manager for Access America Transport.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 16 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	June 29, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$150,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Sales (Conferences & Seminars)	$7,000	$20,000
Additional Course Content Production	$10,000	$20,000
Proof Learning System Platform	$30,000	$80,000
Online Optimization/SEO Management	$0	$21,000
Mainvest Compensation	$3,000	$9,000
TOTAL	$50,000	$150,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change

The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.5 - 1.5%[2]
Payment Deadline	2026-07-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.62%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.5% and a maximum rate of 1.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	0.5%
$75,000	0.8%
$100,000	1.0%
$125,000	1.2%
$150,000	1.5%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Michael Robinson	45%
Maria Littlejohn	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
BB&T	$110,000	5%	05/01/2030	

(Q) Other Offerings of Securities within the Last Three Years

We have 3 membership interest grants that convert to equity after our initial capital round. The total amount given to Proof for these Grants was 80,000 dollars used for initial start up seed capital and equal a total of 8 shares once converted to equity.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Other outstanding debt or equity

As of 03/01/2020, Proof LLC has raised $80,000 in membership interest grants. This seed capital is sourced primarily from 3 investors and will be senior to any investment raised on Mainvest. In addition to the Proof LLC's outstanding debt and the debt raised on Mainvest, Proof LLC may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$3,128,559	$4,067,127	$6,100,691	$8,235,933	$9,471,323
Cost of Goods Sold	$783,000	$1,017,900	$1,526,850	$2,061,247	$2,370,434
Gross Profit	$2,345,559	$3,049,227	$4,573,841	$6,174,686	$7,100,889
EXPENSES					
Rent	$7,500	$7,687	$7,879	$8,075	$8,276
Utilities	$18,000	$18,450	$18,911	$19,383	$19,867
Insurance	$9,000	$9,225	$9,455	$9,691	$9,933
Marketing	$268,000	$348,400	$522,600	$705,510	$811,336
IT & Maintenance	$55,000	$71,500	$107,250	$144,787	$166,505
Legal & Professional Fees	$18,200	$23,660	$35,490	$47,911	$55,097
Salaries	$419,000	$544,700	$817,050	$1,103,017	$1,268,469
Conferences and Seminars	$33,600	$43,680	$65,520	$88,452	$101,719
Contingency	$50,000	$65,000	$97,500	$131,625	$151,368
Operating Profit	$1,467,259	$1,916,925	$2,892,186	$3,916,235	$4,508,319

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V